SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)1

World Air Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98142V104

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98142V104	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 973,406
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 973,406
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 973,406
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%[1]
14	TYPE OF REPORTING PERSON* PN

———————

1

Based on 22,551,217 shares of common stock of World Air Holdings, Inc. (“WLDA” or the “Issuer”) outstanding at April 4, 2007, as reported in the Agreement and Plan of Merger dated April 5, 2007, attached as an exhibit to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 9, 2007.

CUSIP No. 98142V104	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 973,406[2]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 68,888[3]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 973,406[2]
PERSON WITH	10	SHARED DISPOSITIVE POWER 68,888[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 973,406[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%[1]
14	TYPE OF REPORTING PERSON* IA

———————

1

Based on 22,551,217 shares of common stock of World Air Holdings, Inc. (“WLDA” or the “Issuer”) outstanding at April 4, 2007, as reported in the Agreement and Plan of Merger dated April 5, 2007, attached as an exhibit to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 9, 2007.

2

Because Riley Investment Management LLC has sole investment and voting power over 973,406 shares of Common Stock held by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

3

Riley Investment Management LLC has shared voting and dispositive power over 68,888 shares of Common Stock held by its investment advisory client.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

CUSIP No. 98142V104	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 973,406[2]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 68,888[3]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 973,406[2]
PERSON WITH	10	SHARED DISPOSITIVE POWER 68,888[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 973,406[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%[1]
14	TYPE OF REPORTING PERSON* IN

———————

1

Based on 22,551,217 shares of common stock of World Air Holdings, Inc. (“WLDA” or the “Issuer”) outstanding at April 4, 2007, as reported in the Agreement and Plan of Merger dated April 5, 2007, attached as an exhibit to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 9, 2007.

2

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 973,406 shares of Common Stock held by Riley Investment Partners Master Fund, L.P.

3

Riley Investment Management LLC has shared voting and dispositive power over 68,888 shares of Common Stock owned by its investment advisory client.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of these shares.

CUSIP No. 98142V104	13D	Page 5 of 6 Pages

Item 5.

Interest in Securities of the Issuer

Item 5 (c) is amended as follows:

(c)

The following are transactions effected in Common Stock that have taken place since the Reporting Persons’ last filing on Schedule 13D until April 27, 2007.

	Trade Date	Trans Code	Quantity	Price
Master	4/25/2007	SL	83,835	11.85
	4/26/2007	SL	23,287	11.9
	4/26/2007	SL	107,122	11.8543
	4/27/2007	SL	96,224	11.8507
	4/27/2007	SL	139,725	11.858

Investment Advisory Clients	4/9/2007	SL	25,000	11.95
	4/11/2007	SL	700	11.8
	4/18/2007	SL	200	11.88
	4/19/2007	SL	93,703	11.8135
	4/25/2007	SL	51,397	11.9
	04/25/2007	SL	6,165	11.85
	04/26/2007	SL	1,713	11.9
	04/26/2007	SL	7,878	11.8543
	04/27/2007	SL	7,076	11.8507
	04/27/2007	SL	10,275	11.858

Item 5 (e) is amended as follows:

(e)

The Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock on April 27, 2007.

CUSIP No. 98142V104	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2007

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

By:	/s/ Bryant R. Riley
Bryant R. Riley